UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CROSS BORDER RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

227443 108
(CUSIP Number)

EVERETT WILLARD GRAY II
PO Box 5375
Midland, Texas 79704
(432) 230-1849
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 227443 108

1.	Names of Reporting Persons: EVERETT WILLARD GRAY, II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 766,694 SHARES*

8.	Shared Voting Power: NOT APPLICABLE

9.	Sole Dispositive Power: 766,694 SHARES

10.	Shared Dispositive Power: NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 766,694 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 6.0%

14.	Type of Reporting Person (See Instructions): IN (Individual)

*
Adjusted to reflect a 1-for-6.25 reverse stock split completed by the Issuer on January 12, 2009, a 5-for-1 forward split completed by the Issuer on September 14, 2009, and a 1-for-55 reverse stock split completed by the Issuer on December 27, 2010.

CUSIP No. 227443 108

This Schedule 13D/A (Amendment No. 2) is being filed by the Reporting Person to amend and supplement the Schedule 13D of the Reporting Person originally filed with the United States Securities and Exchange Commission on August 20, 2008, and as amended September 3, 2009 (the "Original Schedule 13D").  Except as specifically amended hereby, the disclosure set forth in the Original Schedule 13D remains unchanged.  Unless otherwise defined herein, the capitalized terms used herein have the meaning ascribed to them in the Original Schedule 13D.  All share amounts reported in this Amendment No. 2 have been adjusted to reflect the Company’s 1-for-6.25 reverse split completed January 12, 2009, its 5-for-1 forward split completed September 14, 2009 and its 1-for-55 reverse split completed December 27, 2010.

ITEM 1.          SECURITY AND ISSUER

The class of securities to which this information statement related is shares of common stock (the “Shares”), par value $0.001 per share, of Cross Border Resources, Inc., a Nevada corporation (formerly Doral Energy Corp.) (the “Company”).  The principal executive offices of the Company are located at 22610 US Highway 281 N., Suite 218, San Antonio, TX 78258.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 23, 2008, pursuant to the terms of a Share Transfer Agreement (the “Share Transfer Agreement”) between Paul Kirkitelos, then the sole executive officer and director of the Company, and WS Oil & Gas Limited (“WS Oil”), a Texas limited partnership controlled by the Reporting Person, WS Oil purchased 141,091 Shares from Paul Kirkitelos. In consideration of these Shares, WS Oil paid $41,419 to Dr. Kirkitelos in cash out of its own funds.

On August 24, 2009, WS Oil, acquired a convertible promissory note (the "Convertible Note") from the Company in exchange for a loan in the principal amount of $250,000.  The principal amount of the loan was paid for by WS Oil out of its own funds.  Under the terms of the Convertible Note, the Company was required to repay to WS Oil a total of $500,000 on account of principal and interest payable as follows:

(a)	24 monthly installments of $16,666.67 beginning November 1, 2009; and

(b)	12 monthly installments of $8,333.33 beginning November 1, 2011.

If the Company defaulted under the terms of the Convertible Note, WS Oil had the right to convert any unpaid principal and interest due under the Convertible Note into shares of the Company's common stock at a price equal to four times the market price of the Company's common stock over the five trading days prior to conversion.   On November 11, 2009, WS Oil and the Company amended the terms of the Convertible Note.  As amended, in the event of a default, WS Oil had the right to convert any remaining amounts owed under the Convertible Note into shares of the Company’s common stock at a price equal to the greater of (a) four times the fair market value of the Company’s common stock, and (b) $0.05.  On November 24, 2010, the Company settled the remaining $400,000 balance due on the Convertible Note for 363,637 Shares.

On January 5, 2011, the Company granted the Reporting Person the following options to purchase Shares:

Number of Options	Exercise Price	Date Exercisable	Expiry Date
300,000	$4.80	01/31/2011	01/30/2016
125,000	$5.28	01/31/2012	01/30/2017
125,000	$5.80	01/31/2013	01/30/2018
100,000	$6.38	01/31/2014	01/30/2019

ITEM 4.          PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares and the Convertible Note referred to in Item 3 of this Amendment for investment purposes.

CUSIP No. 227443 108

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.          INTEREST IN SECURITIES OF THE COMPANY.

(a)	Aggregate Beneficial Ownership:

As of the date of this Amendment No. 2, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	766,694(2)	6.0%(1)

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement.  Applicable percentage of ownership is based on 12,476,946 common shares outstanding as of the date of this Amendment No. 2, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 227443 108

(2)
The Reporting Person holds the shares listed as beneficially owned by him indirectly through WS Oil.  The Shares listed as beneficially owned by the Reporting Person consist of 466,694 Shares owned by  WS Oil, plus an additional 300,000 Shares issuable upon exercise of options exercisable within 60 days of the date of this Information Statement.  The Reporting Person owns options for an additional 350,000 Shares that are not exercisable within the next 60 days (see Item 3).

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

In addition to the transactions listed in Item 3 of this Information Statement, the Reporting Person has effected the following transactions with respect to the Shares beneficially owned by him:

(1)	The Reporting Person gifted 27,273 Shares to immediate family members on July 21, 2009 for no consideration;

(2)
On March 8, 2010, the Reporting Person sold $35,000 of the amounts owed to the Reporting Person under the Convertible Note to unrelated third parties for $35,000 cash in a privately negotiated transaction.

(3)
On April 29, 2010, the Reporting Person sold $15,000 of the amounts owed to the Reporting Person under the Convertible Note to unrelated third parties for $15,000 cash in a privately negotiated transaction.

(4)
On September 16, 2010, the Reporting Person sold $50,000 of the amounts owed to the Reporting Person under the Convertible Note to unrelated third parties for $50,000 cash in a privately negotiated transaction.

(5)	Between August 24, 2009 and October 30, 2009, the Reporting Person sold an aggregate of 10,762 Shares in market transactions.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 227443 108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

03/22/2011
Date

/s/ Everett Willard Gray, II
Signature

EVERETT WILLARD GRAY, II
Name/Title